Mail Stop 6010

July 19, 2006

Ms. Holly Roseberry
Chief Executive Officer
Hybrid Technologies, Inc.
5001 East Bonanza Road, Suite 138-145
Las Vegas, Nevada 89110

    RE: **Hybrid Technologies, Inc.**
         Form 10-KSB for fiscal year ended July 31, 2005
         File No. 0-33391

Dear Ms. Roseberry:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Martin F. James
         Senior Assistant Chief Accountant